(iCAD Letterhead)
December 10, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Kate Tillan Assistant Chief Accountant

Re:	iCAD, Inc.
Form 10-K for fiscal year ended December 31, 2008;
Schedule 14A filed May 4, 2009
Dear Ms. Tillan:
On behalf of iCAD, Inc. (the “Company” or “iCAD”), set forth below are the responses to the comments contained in your letter of November 23, 2009 addressed to the undersigned, regarding the Company’s Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission (the “Commission”) on March 6, 2009 (the “Form 10-K”) and the Company’s definitive proxy statement on Schedule 14A filed with the Commission on May 4, 2009. The responses have been numbered to correspond to the comments contained in your letter. Based upon your comments and the responses provided below, the Company believes that no amendment to its previously filed Form 10-K or Schedule 14A is required. As noted, where applicable, the Company intends to comply with the Staff’s comments in its future filings. For ease of reference, each Staff comment appears in boldface immediately preceding the Company’s response.

Securities and Exchange Commission
December 10, 2009
Page -2-
Schedule 14A filed May 4, 2009
Annual Incentive Bonus Compensation, page 19
1. We note that you have not disclosed the performance targets for the annual incentive bonus plan. Please confirm that you will disclose in future filings all performance targets that must be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.
In future filings the Company will disclose the performance targets for its executive officers to earn their incentive compensation to the extent that the Company determines that they are a material element of the Company’s executive compensation policies or decisions and where the disclosure will not result in competitive harm. To the extent that the Company omits a target on the basis it will result in competitive harm the Company will provide the Staff with a detailed explanation for such conclusion. The Company acknowledges that if it omits a specific performance target that it must discuss how difficult it would be for the named executive officer or how likely it will be for the Company to achieve the undisclosed target level.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29
Critical Accounting Policies, page 30
Goodwill, page 32
2. We note that at December 31, 2008, the company’s market capitalization fell below its carrying value. While we understand substantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over entity, it is not clear to us how you estimated the fair value of your reporting unit. Please tell us and disclose in future filings the following:
•	Description of how the key assumptions were determined;

Securities and Exchange Commission
December 10, 2009
Page -3-
•	Discussion of the degree of uncertainty associated with the key assumptions. Please be as specific as possible; and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
The Company performed its annual impairment evaluation as of October 1, 2008 by comparing its market capitalization to its carrying value with no impairment indicated as market capitalization exceeded carrying value. Subsequent to the impairment analysis date the Company’s stock price began to decline due to economic conditions resulting in further analysis by the Company at December 31, 2008.
The Company considered its fair value using other methods and assumptions obtained through various means including discussions with investment banking firms regarding a possible transaction and a review of recent acquisitions of companies in the Company’s market and revenue range. The assumptions were primarily multiples of revenue, mulitiples of EBITDA and control premiums. The valuations based on the Company’s market analyses and assumptions ranged from a low of $61M to a high of $140M, with a median range of $87M to $124M, all of which were above iCAD’s $51.2M market capitalization. The majority of the fair values and the median range of the market value exceeded the Company’s carrying value of $66M at December 31, 2008. Additionally, the Company believes the market capitalization at December 31, 2008 was not indicative of the Company’s fair value as noted by the Company’s market capitalization throughout the year and its high point valuation of $193M on September 3, 2008.
In addition, we reviewed the acquisition of the Company’s main competitor, R2 Technologies, Inc. (“R2) which at the time of their acquisition by Hologic Inc. was approximately the same size as iCAD at about $40M in revenue. R2 was acquired by Hologic Inc. in July 2006 for $220M or essentially 5 times trailing revenue.
The Company also considered its performance in fiscal 2008 to help validate that its assumptions were appropriate. The Company had record performance in 2008 with 35% revenue growth, over 350% bottom line growth (from a $1.5M net loss at December 31, 2007 to a $4.4 net profit at December 31, 2008), and positive cash flow for the full year. At October 1, 2008 the Company’s market capitalization exceeded its carrying value. Due to the recession and poor economic climate, at December 31, 2008 the Company lost 63% of its market capitalization from October 1, 2008 and 74% of its market capitalization from its 52 week high market capitalization of $193M at September 3, 2008. Detail as follows:

Securities and Exchange Commission
December 10, 2009
Page -4-

		10/1/08
		Annual
	9/3/2008	Measurement
Goodwill Analysis	52 Week High	Date	12/31/2008
Goodwill	$43,515,285	$43,515,285	$43,515,285
Closing Stock Price	$4.49	$3.05	$1.13
Outstanding Shares	43,094,157	45,343,508	45,343,508
Valuation	$193,492,765	$138,297,699	$51,238,164
Total Stockholders Equity	$60,449,231	$65,463,461	$66,002,117
Excess (Deficit) Fair Value	$133,043,534	$72,834,238	($14,763,953)
The Company believes that its market capitalization alone does not fully capture the fair value of its business as a whole, or the substantial value that an acquirer would obtain from its ability to obtain control of the Company. As such, as a method of determining fair value, the Company added a control premium to its market capitalization, which seeks to give effect to the increased consideration a potential acquirer would be required to pay in order to gain sufficient ownership to set policies, direct operations and make decisions related to the Company.
The Company applied a reasonable control premium of 30% to its market capitalization to determine a reasonable fair value, which resulted in the Company’s fair value exceeding the Company’s carrying value as of December 31, 2008. The Company believes that including a control premium at or above this level is supported by recent transaction data in its industry and resulted in no impairment issue. The Company’s stock price has since increased reaching its 2009 high market capitalization of $110M on September 23, 2009. iCAD’s market capitalization at its annual impairment performed on October 1, 2009 was $95M with no impairment indicated as market capitalization exceeded carrying value.
iCAD’s management and Board of Directors agreed that an acceptable selling price for the Company, particularly given the improvement in the Company’s financial condition and results of operations over the last two and half years, would be at the higher end of the above valuation ranges.
The Company’s stock price and key assumptions can be affected by, among other things, changes in industry or market conditions, economic conditions, changes in its results of operations, and changes in its forecasts or market expectations relating to future results. The Company will continue to monitor its goodwill for impairment and, if appropriate will expand its disclosure in future filings with the SEC.

Securities and Exchange Commission
December 10, 2009
Page -5-
Financial Statements, page 56
Note (6) Income Taxes, page 85
3. We note that during 2008 you performed a formal review of your company’s net operating loss carryforwards available from prior years and tax credits previously calculated and available from prior years, and made adjustments to both net operating loss carryforwards and tax credits. Please explain to us what you mean by “formal” review and how this review was different from prior years. Please tell us and disclose in future filings the underlying causes of the adjustments. Tell us how you have treated these adjustments under U.S. GAAP and why. For example, discuss whether these adjustments represent the correction of errors. We note your disclosure that certain adjustments were required for net operating losses previously presented.
During the year ended December 31, 2008, the Company engaged two independent professional organizations, one to perform a Section 382 Study and the other to perform an R&D Tax Credit Study. These studies were requested by the Company to insure that it’s Net Operating Loss (“NOL”) and R&D tax credits were accurate as the Company anticipated a net income for the 2008 tax year.
The professional organization that performed the Section 382 Study concluded that an acquisition made by the Company in December 2003, qualified as a tax-free merger as specified under Section 368(a)(2)(D), resulting in an increase in NOL carryforwards for the acquired NOLs.
The professional organization that performed the independent R&D Tax Credit Study determined that a modification was required to the tax benefits available from R & D credits amounts that are “more likely than not” to be sustained on examination by the taxing authorities, based on the merits of its calculation, documentation and position. Management believes that the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement is approximately $1.2M, resulting in a FIN 48 reserve of approximately $1.3M, before consideration to a valuation allowance under FAS 109.
The Company had originally recorded its NOL and R&D tax credit amounts based on available information. The studies performed during 2008 provided additional information for the Company to revise its estimates related to the utilization of the NOL and R&D tax credits. The adjustments disclosed in Note 6 to the financial statements were considered a change in estimate. Since the Company completed a full review of its tax position in 2008 it does not anticipate making any further adjustments. The Company will disclose the underlying causes of the adjustments in future filings.

Securities and Exchange Commission
December 10, 2009
Page -6-
4. We note that in July 2007 you received a tax re-assessment of approximately $6,800,000 from the Canada Revenue Agency (“CRA”) resulting from CRA’s audit of CADx Medical’s Canadian federal tax return for the year ended December 31, 2002. Please tell us the current status of this matter, when the CRA received your correspondence and whether or not they scheduled a review of this matter. Please briefly explain the process for a review by the CRA and your rights to appeal the tax re-assessment. Please also tell us the nature of the re-assessment claim.
The Company, through its Canadian legal counsel, has corresponded with the Canada Revenue Agency (“CRA”) numerous times since July 2007. The Company had a right to appeal and formally appealed the reassessment on August 30, 2007. The CRA has not formally responded to the Company’s correspondence or its appeal. The Company’s legal counsel has contacted the CRA and has been told on several occasions that the CRA will review its reassessment. As of September 30, 2009 the Company had not received a notice of review or a scheduled date for a review. Subsequent to September 30, 2009, the Company has had some indirect contact with the CRA through its legal counsel, but has not received notification of a change in its reassessment. If the CRA reviews and issues an update to its reassessment, the Company will have a right to appeal.
The CRA issued a Notice of Reassessment to CADx Medical Systems Inc. (the “Canadian Corporation”) dated July 25, 2007. The Canadian Corporation became a wholly owned subsidiary of iCAD as a result of its acquisition by the Company in December 2003. The Canadian Corporation was dissolved and a Certificate of Dissolution was issued on July 6, 2006. The position of the CRA is that the Canadian Corporation was subject to the forgiveness of debt rules in the Income Tax Act (Canada) for its tax year ending December 31, 2002, which resulted in a reduction of tax losses, a reduction in the tax cost of certain property, and an income inclusion of CDN $18,066,044 resulting in the tax assessment of approximately CDN $6,800,000.
General Company Response:
In connection with the foregoing responses of the Company to the comments contained in your November 23, 2009 letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings referred to above;

•	Staff comments, or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Securities and Exchange Commission
December 10, 2009
Page -7-
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or require any additional information, please do not hesitate to contact me at (937) 431-7944 or Ethan Seer, Esq. of Blank Rome, LLP at (212) 885-5393.

Very truly yours, /s/ Darlene M. Deptula-Hicks Darlene M. Deptula-Hicks Chief Financial Officer

cc:	Ethan Seer, Esq. Brian Doherty Andri Boerman Jay Mumford Dan Morris